Filed Pursuant to Rule 424(b)(3)

File Number 333-196202

Supplement No. 1

(To prospectus dated June 17, 2014)

General Cable Corporation

OFFER TO EXCHANGE

$600,000,000 aggregate principal amount of 5.750% Senior

Notes due 2022 and related guarantees, which have been

registered under the Securities Act of 1933, as amended, for any and all outstanding 5.750% Senior Notes due 2022 and

related guarantees

The exchange offer and withdrawal rights will expire at 5:00 p.m.,

New York City Time, on July 17, 2014, unless extended.

This prospectus supplement No. 1 supplements and amends the prospectus dated June 17, 2014 (the “Prospectus”). This prospectus supplement should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus.

On July 9, 2014, General Cable Corporation filed with the Securities and Exchange Commission a current report on Form 8-K which included the attached information.

The date of this prospectus supplement is July 9, 2014

Item 2.05	Costs Associated with Exit or Disposal Activities

On July 2, 2014, General Cable Corporation (the “Company”) committed to, and on July 9, 2014, announced, a restructuring program designed to improve profitability and return on invested capital in each of its three reportable segments. The restructuring program builds on the Company’s existing productivity and asset optimization plans. The restructuring program is focused on the closure of certain underperforming assets as well as the consolidation and realignment of other facilities. On July 9, 2014, the Company also announced that it is implementing reductions in selling, general and administrative expenses globally.

Collectively, the restructuring program is expected to generate $10 million of savings in 2014, increasing to ongoing annual savings of $75 million beginning in 2016. As a result of the restructuring, the Company expects to record pre-tax charges of approximately $200 million. The Company estimates that approximately 40% of these pre-tax charges will result in cash outlays, primarily related to separation expense and approximately 60% are expected to be non-cash charges, primarily related to accelerated depreciation and the write-off of property, plant and equipment resulting from facility closures. The Company anticipates a majority of the total charges will be incurred in 2014.

These actions are anticipated to result in the elimination of approximately 1,000 positions globally, representing nearly 7% of the Company’s workforce.

Progress on the restructuring will be communicated periodically throughout the implementation of the program which is expected to be completed over the next 12 months. The timing and costs of the restructuring program may vary from the Company’s current estimates based on certain factors, including the finalization of timetables for the transition of production, consultations with employees and other statutory severance requirements of particular legal jurisdictions as well as any other actions that may result from the Company’s ongoing evaluation of its portfolio.

The information set forth in Item 2.05 contains certain “forward-looking statements,” which include information concerning the timing and costs of the Company’s restructuring program, expected savings and benefits as a result of the Company’s restructuring program and other information that is not historical information. Actual results may differ materially from those discussed in forward-looking statements as a result of factors, risks and uncertainties over many of which the Company has no control. These factors include, but are not limited to the Company’s ability to achieve the anticipated cost savings, efficiencies and other benefits related to the restructuring program and the other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission (“SEC”), including but not limited to, its annual report on Form 10-K filed with the SEC on March 3, 2014, and subsequent SEC filings. The Company does not undertake, and hereby disclaims, any obligation, unless required to do so by applicable securities laws, to update any forward-looking statements as a result of new information, future events or other factors.